Exhibit 99
	For Release:	November 1, 2018
	Investor Contact:	Vince Meyer
218-723-3952
vmeyer@allete.com

NEWS

ALLETE, Inc. reports third quarter 2018 earnings

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported third quarter 2018 earnings of 59 cents per share on net income of $30.7 million and operating revenue of $348.0 million. Last year’s results were 88 cents per share on net income of $44.9 million and operating revenue of $362.5 million. Results for the third quarter of 2017 reflect a $7.9 million after-tax, or 16 cents per share, favorable impact for the regulatory outcome related to the allocation of North Dakota investment tax credits. Results in the third quarter of 2018 included $5.5 million after-tax, or 11 cents per share, of reserves for an interim rate refund, a $3.1 million after-tax, or 6 cents per share, reduction in revenue for an estimated true-up of transmission rates that were billed in 2017 and $0.9 million after-tax, or 2 cents per share, of additional income tax expense related to changes enacted as part of tax reform for the executive compensation deduction, partially offset by the timing of approval for financial incentives under the Minnesota conservation improvement program of $2.1 million after-tax, or 4 cents per share.

“Our year-to-date financial results capture robust demand from our taconite customers, impacts from a rate case outcome earlier this year and ALLETE Clean Energy’s progress executing its multi-year refurbishment strategy. We are on track to deliver full-year financial results that are near the mid-point of our original 2018 earnings guidance range of $3.20 to $3.50 per share.” said ALLETE Chairman, President and CEO Al Hodnik.

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power, and the Company’s investment in the American Transmission Co. (ATC), recorded net income of $29.8 million for the third quarter of 2018, a decrease of $4.4 million from 2017. Earnings decreased primarily due to lower net income at Minnesota Power resulting from timing of reserves for an interim rate refund and lower transmission revenue resulting from a reduction in revenue for an estimated true-up of transmission rates billed in 2017. These decreases were partially offset by higher sales to residential and commercial customers due to more favorable weather conditions, lower operating and maintenance expenses and timing of approval for financial incentives under the Minnesota conservation improvement program compared to 2017.

ALLETE’s Energy Infrastructure and Related Services businesses, which include ALLETE Clean Energy and U.S. Water Services, recorded net income of $1.0 million and $1.7 million for the third quarter of 2018, respectively. Earnings at ALLETE Clean Energy increased $0.4 million from 2017. ALLETE Clean Energy’s 2018 net income included the benefit of higher wind resources and additional production tax credits generated as ALLETE Clean Energy executes its refurbishment strategy, partially offset by higher operating and maintenance expenses compared to the same period in 2017. Earnings from U.S. Water Services reflect higher revenue resulting from the 2017 acquisition of Tonka Water and higher sales of chemicals and related services, partially offset by higher operating expenses. Results this period were also negatively impacted by the timing of capital project sales.

Corporate and Other, which includes BNI Energy and ALLETE Properties, posted a net loss of $1.8 million in the third quarter of 2018 compared to net income of $8.8 million in 2017. Net income in 2017 included the previously mentioned $7.9 million after-tax, or 16 cents per share, favorable impact for the regulatory outcome related to the allocation of North Dakota investment tax credits. The net loss in 2018 included lower revenue at ALLETE Properties and additional income tax expense.

ALLETE will host a conference call and webcast at 10 a.m. Eastern Time this morning to discuss details of its financial performance. Interested parties may listen live by calling (877) 303-5852 using pass code 3977089, or by accessing the webcast at www.allete.com. A replay of the call will be available through November 5, 2018 by calling (855) 859-2056, pass code 3977089. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., U.S. Water Services headquartered in St. Michael, Minn., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
Operating Revenue
Contracts with Customers – Utility	$261.3	$277.6	$789.3	$824.1
Contracts with Customers – Non-utility	80.7	79.0	243.1	239.6
Other – Non-utility	6.0	5.9	17.9	17.7
Total Operating Revenue	348.0	362.5	1,050.3	1,081.4
Operating Expenses
Fuel, Purchased Power and Gas – Utility	103.2	93.5	300.6	283.2
Transmission Services – Utility	17.9	18.9	53.1	53.1
Cost of Sales – Non-utility	38.7	36.0	108.6	105.9
Operating and Maintenance	80.3	81.1	253.6	251.4
Depreciation and Amortization	51.5	50.9	153.4	151.5
Taxes Other than Income Taxes	13.1	14.1	43.8	42.7
Total Operating Expenses	304.7	294.5	913.1	887.8
Operating Income	43.3	68.0	137.2	193.6
Other Income (Expense)
Interest Expense	(17.6)	(16.6)	(51.6)	(50.5)
Equity Earnings in ATC	4.0	5.9	13.0	17.3
Other	1.4	1.8	5.7	5.0
Total Other Expense	(12.2)	(8.9)	(32.9)	(28.2)
Income Before Income Taxes	31.1	59.1	104.3	165.4
Income Tax Expense (Benefit)	0.4	14.2	(8.7)	34.6
Net Income	$30.7	$44.9	$113.0	$130.8
Average Shares of Common Stock
Basic	51.4	51.0	51.3	50.7
Diluted	51.6	51.2	51.5	50.9
Basic Earnings Per Share of Common Stock	$0.59	$0.88	$2.20	$2.58
Diluted Earnings Per Share of Common Stock	$0.59	$0.88	$2.19	$2.57
Dividends Per Share of Common Stock	$0.56	$0.535	$1.68	$1.605

Consolidated Balance Sheet
Millions - Unaudited

	Sept. 30,	Dec. 31,		Sept. 30,	Dec. 31,
	2018	2017		2018	2017
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$128.0	$98.9	Current Liabilities	$402.7	$351.2
Other Current Assets	311.4	268.6	Long-Term Debt	1,461.7	1,439.2
Property, Plant and Equipment – Net	3,846.5	3,822.4	Deferred Income Taxes	231.3	230.5
Regulatory Assets	370.6	384.7	Regulatory Liabilities	512.3	532.0
Investment in ATC	126.0	118.7	Defined Benefit Pension and Other Postretirement Benefit Plans	173.6	191.8
Other Investments	51.7	53.1	Other Non-Current Liabilities	265.6	267.1
Goodwill and Intangibles – Net	224.7	225.9	Shareholders’ Equity	2,116.1	2,068.2
Other Non-Current Assets	104.4	107.7
Total Assets	$5,163.3	$5,080.0	Total Liabilities and Shareholders’ Equity	$5,163.3	$5,080.0

	Quarter Ended		Nine Months Ended
ALLETE, Inc.	September 30,		September 30,
Income (Loss)	2018	2017	2018	2017
Millions
Regulated Operations	$29.8	$34.2	$99.7	$110.1

Energy Infrastructure and Related Services
ALLETE Clean Energy	1.0	0.6	15.9	11.1
U.S. Water Services	1.7	1.3	0.5	1.6

Corporate and Other	(1.8)	8.8	(3.1)	8.0
Net Income Attributable to ALLETE	$30.7	$44.9	$113.0	$130.8
Diluted Earnings Per Share	$0.59	$0.88	$2.19	$2.57

Statistical Data
Corporate
Common Stock
High	$80.78	$79.61	$80.78	$79.61
Low	$73.39	$69.79	$66.64	$61.64
Close	$75.01	$77.29	$75.01	$77.29
Book Value	$41.15	$40.02	$41.15	$40.02

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	251	239	836	791
Commercial	369	364	1,075	1,061
Industrial	1,794	1,859	5,418	5,437
Municipal	196	195	603	591
Total Retail and Municipal	2,610	2,657	7,932	7,880
Other Power Suppliers	968	977	2,976	3,022
Total Regulated Utility Kilowatt-hours Sold	3,578	3,634	10,908	10,902

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$29.0	$26.6	$92.5	$86.4
Commercial	37.2	35.4	106.4	103.8
Industrial	116.9	121.3	344.9	362.8
Municipal	14.1	14.6	41.8	45.1
Total Retail and Municipal Electric Revenue	197.2	197.9	585.6	598.1
Other Power Suppliers	40.9	41.2	127.3	124.1
Other (Includes Water and Gas Revenue)	23.2	38.5	76.4	101.9
Total Regulated Utility Revenue	$261.3	$277.6	$789.3	$824.1

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.